

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2016

<u>Via U.S. Mail</u>
Aibo Wen
Chief Executive Officer
Stallion Synergies, Inc.
244 Fifth Ave, Suite #H207
New York, NY 10001

      Re: Stallion Synergies, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed March 18, 2016
            File No. 000-55407

Dear Mr. Wen:

We issued a comment to you on the above captioned filing on October 31, 2016. On November 28, 2016, we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining